Memo

TO:	Michael Rosenberg U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	November 2, 2022
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on September 1, 2022 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Registration Statement that the Registrant received via telephone on October 12, 2022.

The comments are set forth below in italics, with responses immediately following.

A.	JNL Multi-Manager U.S. Select Equity Fund (the “Fund”)

1.
The disclosure in the Fund’s “Principal Investment Strategies” section states that the Fund has a policy of “investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in U.S. equity strategies....” Please confirm whether the 80% test for purposes of Rule 35d-1 is conducted at the sleeve level or the fund level. If at the sleeve level, please clarify within the disclosure.  Additionally, please revise the language of the 80% test to conform with Rule 35d-1.

RESPONSE:  The Registrant confirms that the 80% test is satisfied at the Fund level and compliance is measured by the Fund’s investments in U.S. equity securities.  Additionally, the Registrant has revised the disclosure as requested. Please refer to Appendix A.

2.	In the Fund’s “Principal Investment Strategies” section, please disclose the types of equity securities in which the Fund may invest.

RESPONSE: The Registrant has made the requested update. Please refer to Appendix A.

3.
The disclosure in the Fund’s “Principal Investment Strategies” section states that “the Sub-Advisers may also implement other investment strategies in keeping with their respective sleeve’s objective.” Please describe what other investment strategies the Fund’s sub-advisers may implement.

RESPONSE: The Registrant has updated the disclosure to remove this language. Please refer to Appendix A.

4.
The disclosure in the Fund’s “Principal Investment Strategies” section for the GQG U.S. Select Quality Equity Strategy lists five tests for being considered a “U.S. company.” Please explain to the Commission Staff how a foreign company listed on a U.S. exchange can be a U.S. company. Additionally, please explain supplementally to the Commission Staff how “Foreign securities risk” is an appropriate principal risk if the Fund considers a company to be a U.S. company as described in the “Principal Investment Strategies” section.  Further, if the Fund may invest in foreign companies listed in the U.S., please include disclosure so noting and state the percentage of the Fund’s assets that may be invested in foreign companies.

RESPONSE: The Registrant has revised the disclosure. Please refer to Appendix A.  Additionally, the five tests for being considered a “U.S. company” listed in the Fund’s “Principal Investment Strategies” section for the GQG U.S. Select Quality Equity Strategy are the same five tests applied by the sub-adviser for its proprietary fund, the GQG Partners US Select Quality Equity Fund. The sub-adviser for the GQG U.S. Select Quality Equity Strategy believes that the “principally traded” test for country affiliation is a common test used by many other fund families and can capture U.S. companies that relocate their headquarters to countries with more favorable tax treatment than the U.S. (Ireland, Switzerland, Bermuda, etc.), but whose securities continue to be principally traded on U.S. exchanges. The sub-adviser also believes that making the “principally traded” test a required element would substantially alter the test as applied by the sub-adviser in other situations, including the sub-adviser’s proprietary fund. The Registrant also confirms that the percentage of the Fund’s assets that may be invested in foreign companies will not exceed 20% due to the Fund’s 80% investment policy in U.S. equity securities.

5.
The disclosure in the Fund’s “Principal Investment Strategies” section for the GQG U.S. Select Quality Equity Strategy states that “GQG seeks to buy companies that it believes are reasonably priced and have strong fundamental business characteristics and sustainable and durable earnings growth.” Please elaborate on what constitutes “strong fundamental business characteristics and sustainable and durable earnings growth.”

RESPONSE: The Registrant has revised the disclosure. Please refer to Appendix A.

6.
The disclosure in the Fund’s “Principal Investment Strategies” section for the GQG U.S. Select Quality Equity Strategy states that the “GQG U.S. Select Quality Equity Strategy’s equity investments also may include depositary receipts (including American Depositary Receipts (“ADRs”). . .) .” Please briefly indicate the types of ADRs in which the Fund may invest and make corresponding disclosure edits, as/if needed, to the disclosure in the section titled “Principal Risks of Investing in the Fund.”

RESPONSE: The Registrant has made the requested update and has also revised the “Depositary receipts risk” disclosure in the section titled “Principal Risks of Investing in the Fund.” Please refer to Appendix A.

7.
The disclosure in the Fund’s “Principal Investment Strategies” section for the WCM Select U.S. Equity Strategy states that the sleeve’s sub-adviser “also requires each company to maintain a durable competitive advantage.”  Please explain the criteria that the sleeve’s sub-adviser uses to determine whether a company maintains a “durable competitive advantage.”

RESPONSE: The Registrant has updated the disclosure to remove this language. Please refer to Appendix A.

8.
The disclosure in the Fund’s “Principal Investment Strategies” section for the WCM Select U.S. Equity Strategy states that the sleeve’s sub-adviser “considers a company to be a U.S. company if it has been organized under the laws of, has its principal offices in, or has its securities principally traded in the U.S., or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in, the U.S.” Please explain how a company  is a U.S. company if  only 50% of its revenues, net profits or incremental revenue growth or only 50% of its assets or production capacity is in the U.S.  Additionally, please supplementally explain to the Commission Staff why it is appropriate to include “incremental revenue growth” as a factor in determining whether it is a U.S. company.

RESPONSE: The Registrant has revised the disclosure. Please refer to Appendix A.  Additionally, the sub-adviser for the WCM Select U.S. Equity Strategy considers geographical revenue breakdown and investment in production infrastructure in a country important indicators of a company’s business exposure and connection to the country. In each of these cases, the majority of that activity would need to be in the U.S. for the company to be considered a U.S. Company.

9.
In the “Principal Risks of Investing in the Fund” section, the Commission Staff notes that the “Managed portfolio risk” disclosure only appears to contemplate three different risks (Issuer risk, Market risk, and Investment strategy risk). Please update accordingly.

RESPONSE: The Registrant has made the requested updates. Please refer to Appendix A.

10.
In the “Principal Risks of Investing in the Fund” section, the Commission Staff notes that “Sector risk” is a principal risk of the Fund.  Please confirm that the Fund will not concentrate in any particular industry.

RESPONSE: The Registrant confirms that the Fund will not concentrate in any particular industry.

11.
In the “Principal Risks of Investing in the Fund” section, please include disclosure summarizing the risks of investing in depositary receipts, including the fees the Fund may be subject to in connection with these investments. Additionally, please explain that investments in exchange-traded and over-the-counter (“OTC”) depositary receipts are subject to liquidity risk and that liquidity risk is enhanced with OTC depositary receipts.

RESPONSE: The Registrant has updated the “Depositary receipts risk” disclosure in the section titled “Principal Risks of Investing in the Fund.” Please refer to Appendix A.

12.
In the “More About the Fund” section of the Registration Statement, in the sub-section entitled “Derivatives Risk – Asset Segregation,” please update the disclosure in accordance with Rule 18f-4 under the Investment Company Act of 1940, as amended.

RESPONSE:  The Registrant has removed the disclosure in the sub-section titled  “Derivatives Risk – Asset Segregation”  in the “More About the Fund” section of the Registration Statement.

13.
In the “Glossary of Risks” section of the Registration Statement, please remove any risks not applicable to the Fund. Please note that including risks unrelated to the Fund may be confusing or misleading to investors. Please see General Instruction C.1.(b) to Form N-1A.

RESPONSE: The Registrant has made the requested updates.

14.	In “Appendix A” section of the Registration Statement, please remove any license disclosure not applicable to the Fund.

RESPONSE: The Registrant has updated Appendix A, however, the Registrant notes that the Fund’s primary benchmark is the Morningstar US Target Market Exposure (TME) Index and that the references to the Morningstar required disclosures is a contractual obligation and is appropriate.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Appendix A – Revised disclosure (new text is underlined and deleted text is stricken)
JNL Multi-Manager U.S. Select Equity Fund
Class A
Class I
Investment Objective.  The investment objective of the Fund is long-term capital appreciation.
Expenses.  This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.
The expenses do not reflect the expenses of the variable insurance contracts or the separate account through which you indirectly invest in the Fund, whichever may be applicable, and the total expenses would be higher if they were included.
You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.
Shareholder Fees
(fees paid directly from your investment)
Not Applicable
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class A
Management Fee	0.53%
Distribution and/or Service (12b-1) Fees	0.30%
Other Expenses[1]	0.15%
Total Annual Fund Operating Expenses	0.98%

[1] "Other Expenses" include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC ("JNAM" or "Adviser") and are based on estimated amounts for the current fiscal year.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Class I
Management Fee	0.53%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.15%
Total Annual Fund Operating Expenses	0.68%

[1] "Other Expenses" include an Administrative Fee of 0.15% which is payable to Jackson National Asset Management, LLC ("JNAM" or "Adviser") and are based on estimated amounts for the current fiscal year.

Expense Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the separate account through which you indirectly invest in the Fund, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return; (2) redemption at the end of each time period; and (3) that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
JNL Multi-Manager U.S. Select Equity Fund Class A
1 year	3 years	5 years	10 years
$100	$312	$542	$1,201

JNL Multi-Manager U.S. Select Equity Fund Class I
1 year	3 years	5 years	10 years
$69	$218	$379	$847

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in Annual Fund Operating Expenses or in the Expense Example above, affect the Fund’s performance. The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it commenced operations on the date of this Prospectus.
Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in U.S. equity securities. The equity securities in which the Fund primarily invests include publicly traded common stocks. ~~strategies, sometimes referred to as “sleeves,” managed by u~~Unaffiliated investment managers (“Sub-Advisers”)~~. Each Sub-Adviser~~ generally provide~~s~~ day-to-day management for a portion of the Fund’s assets (each portion is sometimes referred to as a “sleeve”).
Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.
Below are the principal investment strategies for each sleeve~~, but the Sub-Advisers may also implement other investment strategies in keeping with their respective sleeve’s objective~~.
GQG U.S. Select Quality Equity Strategy
GQG Partners LLC (“GQG”) constructs the GQG U.S. Select Quality Equity Strategy by investing primarily in equity securities of U.S. companies. The GQG U.S. Select Quality Equity Strategy may invest in initial public offerings (“IPOs”) and securities of companies with any market capitalization. GQG considers a company to be a U.S. company if: (i) at least 50% of the company’s assets are located in the U.S.; (ii) at least 50% of the company’s revenue is generated in the U.S.; (iii) the company is organized, conducts its principal operations, or maintains its principal place of business or principal manufacturing facilities in the U.S.; (iv) the company’s securities are traded principally in the U.S.; or (v) GQG otherwise believes that the company’s assets are exposed to the economic fortunes and risks of the U.S. (because, for example, GQG believes that the company’s growth is dependent on the U.S.).
In managing the GQG U.S. Select Quality Equity Strategy, GQG typically pursues a “growth style” of investing as it seeks to capture market inefficiencies which GQG believes are driven by investors’ propensity to be short-sighted and overly focused on quarter-to-quarter price movements rather than a company’s fundamentals over a longer time horizon (5 years or more).  Specifically, GQG seeks to buy companies that it believes are reasonably priced and have strong fundamental business characteristics, such as modest leverage, strong rates of return on equity and sustainable earnings and/or cash flow growth ~~and sustainable and durable earnings growth~~. GQG seeks to outperform peers over a full market cycle by seeking to capture market upside while limiting downside risk.  GQG may also purchase stocks that would not fall into the traditional “growth” style box. In constructing its portfolio of securities, GQG is not constrained by sector or industry weights in the Fund’s benchmark and, at times, may emphasize one or more particular industries or sectors in the portfolio construction process. GQG relies on individual stock selection driven by a bottom-up research process rather than seeking to add value based on “top-down”, macro based criteria.
The GQG U.S. Select Quality Equity Strategy’s equity investments also may include sponsored and unsponsored depositary receipts (including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”)), which are certificates typically issued by a bank or trust company ~~that represent ownership interests in securities of non-U.S. companies~~.
WCM Select U.S. Equity Strategy
WCM Investment Management, LLC (“WCM”) constructs the WCM Select U.S. Equity Strategy by investing in equity securities of U.S. quality growth companies. WCM considers quality growth companies to have superior growth prospects, high returns on invested capital, and low or no debt. In constructing the WCM Select U.S. Equity Strategy, WCM considers qualitative elements, such as corporate culture and the strength, quality, and trustworthiness of management. ~~WCM also requires each company to maintain a durable competitive advantage.~~
The WCM Select U.S. Equity Strategy’s equity investments may include depositary receipts (including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”)) of companies that WCM considers to be U.S. companies. WCM considers a company to be a U.S. company if it has been organized under the laws of, has its principal offices in, or has its securities principally traded in the U.S., or if the company derives ~~at least~~ more than 50% of its revenues, or net profits ~~or incremental revenue growth (typically over the past five years)~~ from, or has ~~at least~~ more than 50% of assets or production capacities in, the U.S.
The Fund may invest in equity securities of foreign companies in both developed and emerging markets.
The Fund may also invest in U.S. Treasury securities.
The Fund is classified as “non-diversified,” which means that it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.
Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund. The principal risks associated with investing in the Fund include:
•
Equity securities risk – Common and preferred stocks represent equity ownership in a company.  Stock markets are volatile, and equity securities generally have greater price volatility than fixed-income securities.  The price of equity or equity-related securities will fluctuate and can decline and reduce the value of a portfolio investing in equity or equity-related securities.  The value of equity or equity-related securities purchased or held by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate.  They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry.  In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Market risk – Portfolio securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment, public health issues, including widespread disease and virus epidemics or pandemics such as the coronavirus (COVID-19) pandemic, war, terrorism or natural disasters, among others. Adverse market conditions may be prolonged and may not have the same impact on all types of securities.  The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

•
Managed portfolio risk – As an actively managed portfolio, the Fund’s portfolio manager(s) make decisions to buy and sell holdings in the Fund’s portfolio. Because of this, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the Sub-Adviser's investment techniques could fail to achieve the Fund’s investment objective or negatively affect the Fund’s investment performance, or legislative, regulatory, or tax developments may affect the investment techniques available to the manager of the Fund. There is no guarantee that the investment objective of the Fund will be achieved.

•
Investment strategy risk – The Sub-Adviser uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the Sub-Adviser in accordance with these investment strategies may not produce the returns the Sub-Adviser expected, and may cause the Fund’s shares to decline in value or may cause the Fund to underperform other funds with similar investment objectives.

•
Sector risk – Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the risk that securities of companies within specific sectors of the economy can perform differently than the overall market. For example, this may be due to changes in the regulatory or competitive environment or changes in investor perceptions regarding a sector. Because the Fund may allocate relatively more assets to certain sectors than others, the Fund’s performance may be more susceptible to any developments which affect those sectors emphasized by the Fund.  In addition, the Fund could underperform other funds investing in similar sectors or comparable benchmarks because of the investment manager’s choice of securities within such sector.

•
Large-capitalization investing risk – Large-capitalization stocks as a group could fall out of favor with the market, which may cause the Fund to underperform funds that focus on other types of stocks.

•
Investment style risk – The returns from a certain investment style may be lower than the returns from the overall stock market. Growth stock prices frequently reflect projections of future earnings or revenues, and if earnings growth expectations are not met, their stock prices will likely fall, which may reduce the value of a Fund’s investment in those stocks. Over market cycles, different investment styles may sometimes outperform other investment styles (for example, growth investing may outperform value investing).

•
Non-diversification risk – The Fund is non-diversified, as defined by the 1940 Act, and as such may invest in the securities of a limited number of issuers and may invest a greater percentage of its assets in a particular issuer.  Therefore, a decline in the market price of a particular security held by the Fund may affect the Fund’s performance more than if the Fund were a diversified investment company.

•
Mid-capitalization and small-capitalization investing risk – The securities of mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable a Fund to effect sales at an advantageous time or without a substantial drop in price. Both mid-capitalization and small-capitalization companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of a Fund’s portfolio. Generally, the smaller the company size, the greater these risks become.

•	Investments in IPOs risk – IPOs issued by unseasoned companies with little or no operating history are risky and highly volatile.
•
Issuer risk – The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the market as a whole.  A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

•
Foreign securities risk – Investments in, or exposure to, foreign securities involve risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values, possible imposition of foreign withholding or other taxes on income payable on the securities, as well as adverse political, social and economic developments, such as political upheaval, acts of terrorism, financial troubles, or natural disasters. Many foreign securities markets, especially those in emerging market countries, are less stable, smaller, less liquid, and less regulated than U.S. securities markets, and the costs of trading in those markets is often higher than in U.S. securities markets. There may also be less publicly available information about issuers of foreign securities compared to issuers of U.S. securities. In addition, the economies of certain foreign markets may not compare favorably with the economy of the United States with respect to issues such as growth of gross national product, reinvestment of capital, resources and balance of payments position.

•
Depositary receipts risk – Depositary receipts, such as American depositary receipts ("ADRs"), global depositary receipts ("GDRs"), and European depositary receipts ("EDRs"), may be issued in sponsored or un-sponsored programs.  They may be traded in the over-the-counter (“OTC”) market or on a regional exchange, or may otherwise have limited liquidity. The prices of depositary receipts may differ from the prices of securities upon which they are based. In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depositary receipts.  In an un-sponsored program, the issuer may not be directly involved in the creation of the program. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depository usually charges fees upon deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions, and the performance of other services.  Depositary receipts involve many of the same risks as direct investments in foreign securities.  These risks include: fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; and speculation.  With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability.    Investments in depositary receipts that are exchange traded or ~~over the counter~~ OTC may also subject the Fund to liquidity risk. This risk is enhanced in connection with OTC depositary receipts.

Performance.  Performance for the Fund has not been included because the Fund commenced operations on the date of this Prospectus. Performance, which provides some indication of the risks of investing in the Fund, will be available once the Fund has completed one full calendar year of operations.
Portfolio Management.
Investment Adviser to the Fund:
Jackson National Asset Management, LLC (“JNAM”)
Sub-Advisers:
GQG Partners, LLC ("GQG")
WCM Investment Management, LLC (“WCM”)
Portfolio Managers:
Name:	Joined Fund Management Team In:	Title:
William Harding, CFA	November 2022	Senior Vice President, Chief Investment Officer and Portfolio Manager, JNAM
Sean Hynes, CFA, CAIA	November 2022	Assistant Vice President and Portfolio Manager, JNAM
Mark Pliska, CFA	November 2022	Assistant Vice President and Portfolio Manager, JNAM
Rajiv Jain	November 2022	Chairman and Chief Investment Officer, GQG
James Anders, CFA	November 2022	Senior Investment Analyst and Portfolio Manager, GQG
Brian Kersmanc	November 2022	Senior Investment Analyst and Portfolio Manager, GQG
Sudarshan Murthy, CFA	November 2022	Senior Investment Analyst and Portfolio Manager, GQG
Sanjay Ayer, CFA	November 2022	Portfolio Manager, WCM
Paul R. Black	November 2022	Portfolio Manager and CEO, WCM
Peter J. Hunkel	November 2022	Portfolio Manager and Business Analyst, WCM
Michael B. Trigg	November 2022	Portfolio Manager and President, WCM
Jon Tringale	November 2022	Portfolio Manager, WCM

Purchase and Redemption of Fund Shares
Only separate accounts of Jackson National Life Insurance Company (“Jackson”) or Jackson National Life Insurance Company of New York (“Jackson NY”) and series, including fund of funds, of registered investment companies in which either or both of those insurance companies invest may purchase shares of the Fund. You may invest indirectly in the Fund through your purchase of a variable annuity or life insurance contract issued by a separate account of Jackson or Jackson NY that invests directly, or through a fund of funds, in this Fund.  Any minimum initial or subsequent investment requirements and redemption procedures are governed by the applicable separate account through which you invest indirectly.
This Fund serves as an underlying investment by insurance companies, affiliated investment companies, and retirement plans for funding variable annuity and life insurance contracts and retirement plans.
Tax Information
The Fund expects to be treated as a partnership for U.S. federal income tax purposes, and does not expect to make regular distributions (other than in redemption of Fund shares) to shareholders, which generally are the participating insurance companies investing in the Fund through separate accounts of Jackson or Jackson NY and mutual funds owned directly or indirectly by such separate accounts.  You should consult the prospectus of the appropriate separate account or description of the plan for a discussion of the U.S. federal income tax consequences to you of your contract, policy, or plan.
Payments to Broker-Dealers and Financial Intermediaries
If you invest in the Fund under a variable insurance contract or a plan that offers a variable insurance contract as a plan option through a broker-dealer or other financial intermediary (such as a financial institution), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Website for more information.

JNL Multi-Manager U.S. Select Equity Fund
Class A
Class I
 Investment Objective.  The investment objective of the Fund is long-term capital appreciation.
Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in U.S. equity securities. The equity securities in which the Fund primarily invests include publicly traded common stocks. ~~strategies, sometimes referred to as “sleeves,” managed by u~~Unaffiliated investment managers (“Sub-Advisers”)~~. Each Sub-Adviser~~ generally provide~~s~~ day-to-day management for a portion of the Fund’s assets (each portion is sometimes referred to as a “sleeve”).
Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC (“JNAM” or “Adviser”) is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund’s investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM’s ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.
Below are the principal investment strategies for each sleeve~~, but the Sub-Advisers may also implement other investment strategies in keeping with their respective sleeve’s objective~~.
GQG U.S. Select Quality Equity Strategy
GQG Partners LLC (“GQG”) constructs the GQG U.S. Select Quality Equity Strategy by investing primarily in equity securities of U.S. companies. The GQG U.S. Select Quality Equity Strategy may invest in initial public offerings (“IPOs”) and securities of companies with any market capitalization. GQG considers a company to be a U.S. company if: (i) at least 50% of the company’s assets are located in the U.S.; (ii) at least 50% of the company’s revenue is generated in the U.S.; (iii) the company is organized, conducts its principal operations, or maintains its principal place of business or principal manufacturing facilities in the U.S.; (iv) the company’s securities are traded principally in the U.S.; or (v) GQG otherwise believes that the company’s assets are exposed to the economic fortunes and risks of the U.S. (because, for example, GQG believes that the company’s growth is dependent on the U.S.).
In managing the GQG U.S. Select Quality Equity Strategy, GQG typically pursues a “growth style” of investing as it seeks to capture market inefficiencies which GQG believes are driven by investors’ propensity to be short-sighted and overly focused on quarter-to-quarter price movements rather than a company’s fundamentals over a longer time horizon (5 years or more).  Specifically, GQG seeks to buy companies that it believes are reasonably priced and have strong fundamental business characteristics, such as modest leverage, strong rates of return on equity and sustainable earnings and/or cash flow growth ~~and sustainable and durable earnings growth~~. GQG seeks to outperform peers over a full market cycle by seeking to capture market upside while limiting downside risk.  GQG may also purchase stocks that would not fall into the traditional “growth” style box. In constructing its portfolio of securities, GQG is not constrained by sector or industry weights in the Fund’s benchmark and, at times, may emphasize one or more particular industries or sectors in the portfolio construction process. GQG relies on individual stock selection driven by a bottom-up research process rather than seeking to add value based on “top-down”, macro based criteria.
The GQG U.S. Select Quality Equity Strategy’s equity investments also may include sponsored and unsponsored depositary receipts (including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”)), which are certificates typically issued by a bank or trust company ~~that represent ownership interests in securities of non-U.S. companies~~.
WCM Select U.S. Equity Strategy
WCM Investment Management, LLC (“WCM”) constructs the WCM Select U.S. Equity Strategy by investing in equity securities of U.S. quality growth companies. WCM considers quality growth companies to have superior growth prospects, high returns on invested capital, and low or no debt. In constructing the WCM Select U.S. Equity Strategy, WCM considers qualitative elements, such as corporate culture and the strength, quality, and trustworthiness of management. ~~WCM also requires each company to maintain a durable competitive advantage.~~
The WCM Select U.S. Equity Strategy’s equity investments may include depositary receipts (including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”)) of companies that WCM considers to be U.S. companies. WCM considers a company to be a U.S. company if it has been organized under the laws of, has its principal offices in, or has its securities principally traded in the U.S., or if the company derives ~~at least~~ more than 50% of its revenues, or net profits ~~or incremental revenue growth (typically over the past five years)~~ from, or has ~~at least~~ more than 50% of assets or production capacities in, the U.S.
The Fund may invest in equity securities of foreign companies in both developed and emerging markets.
The Fund may also invest in U.S. Treasury securities.
Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks do not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio, the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Advisers' investment techniques otherwise failing to achieve the Fund’s investment objective. The principal risks of investing in the Fund include:
•	Equity securities risk
•	Market risk
•	Managed portfolio risk
•	Investment strategy risk
•	Sector risk
•	Large-capitalization investing risk
•	Investment style risk
•	Non-diversification risk
•	Mid-capitalization and small-capitalization investing risk
•	Investments in IPOs risk
•	Issuer risk
•	Foreign securities risk
•	Depositary receipts risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed in this Prospectus that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.
Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:
•	Cybersecurity risk
•	Company risk
•	Securities lending risk
•	Stock risk
•	Temporary defensive positions and large cash positions risk
•	Emerging markets and less developed countries risk
•	Redemption risk
•	Currency risk
•	U.S. Government securities risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section in this Prospectus, for a description of these risks.
The Fund is classified as “non-diversified,” which means that it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.
section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed in this Prospectus that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its
In addition, the performance of the Fund depends on the Sub-Advisers' abilities to effectively implement the investment strategies of the Fund.
The SAI has more information about the Fund’s authorized investments and strategies, as well as the risks and restrictions that may apply to it.
The Adviser, Sub-Advisers and Portfolio Management. The allocations for the Fund are made by JNAM.  JNAM is located at 225 West Wacker Drive, Chicago, Illinois 60606. JNAM is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management.  JNAM is an indirect, wholly owned subsidiary of Jackson Financial Inc. (“Jackson”), a leading provider of retirement products for industry professionals and their clients. Jackson and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Prudential plc and Athene Life Re Ltd each hold a minority economic interest in Jackson. Prudential plc has no relation to Newark, New Jersey-based Prudential Financial Inc.
The following individuals are responsible for application of the Fund's strategy, executing trades and allocation of capital to the various strategies for the Fund:
William Harding, CFA, is Senior Vice President and Chief Investment Officer for JNAM since July 2014. Mr. Harding was a Vice President, Head of Investment Management from October 2012 to June 2014. Mr. Harding leads the Investment Management function responsible for oversight of sub-advisor performance and risk, due diligence and manager research. Mr. Harding was previously the Head of Manager Research for Morningstar Inc.’s Investment Management division and has over 20 years of investment experience including asset allocation, manager research, portfolio management, and performance evaluation. Mr. Harding graduated from the University of Colorado, Boulder with a Bachelor of Science degree in Business. He holds an MBA from Loyola University Chicago and he is a Chartered Financial Analyst.
Sean Hynes, CFA, CAIA, is Assistant Vice President, Investment Management for JNAM since April 2013. Mr. Hynes provides leadership for the performance analysis and due diligence review of external investment managers. He develops and maintains key relationships with asset managers and provides leadership and direction to Investment Management staff. Prior to joining JNAM, Mr. Hynes was an Investment Manager for Morningstar Investment Services, a wholly owned subsidiary of Morningstar Inc., and a research associate for Managers Investment Group. Mr. Hynes holds a Bachelor of Science degree in Mathematics from the University of Notre Dame, and an MBA from Carnegie Mellon University. He is a CFA and CAIA charterholder.
Mark Pliska, CFA, is an Assistant Vice President for JNAM. Mr. Pliska is responsible for manager research, portfolio construction, and asset allocation of Funds. Prior to joining JNAM in 2011, Mr. Pliska worked as an Investment Analyst for Plan Sponsor Advisors from 2008 to 2011, where he was responsible for the selection and monitoring of investment managers, client reporting, and asset allocation for defined contribution and defined benefit plans, and prior to that, Mr. Pliska was a Research Analyst for DWM Financial Group from 2006 to 2008. Mr. Pliska is a National Merit Scholar and holds a B.A. in Economics from the University of Kansas.
The Sub-Advisers to the JNL Multi-Manager U.S. Select Equity Fund are:
GQG Partners LLC (“GQG”), is a Delaware limited liability company founded in 2016. GQG is an SEC registered investment adviser. GQG’s principal place of business is located at 450 East Las Olas Boulevard, Suite 750, Fort Lauderdale, Florida 33301. The Sub-Adviser provides investment management services for institutions, mutual funds and other investors using emerging markets, global, international and US equity investment strategies. GQG is a subsidiary of GQG Partners Inc., a Delaware corporation that is listed on the Australian Securities Exchange. Under normal circumstances, GQG’s Portfolio Managers who are responsible for the day-to-day management of the Fund are identified below. Investment decisions are typically made collaboratively, although, as Chief Investment Officer, Rajiv Jain has the right to act unilaterally.
Rajiv Jain, Chairman and Chief Investment Officer of GQG, serves as the Portfolio Manager of the Fund. Prior to joining GQG in 2016, Mr. Jain served as a Co-Chief Executive Officer, Chief Investment Officer and Head of Equities at Vontobel Asset Management (“Vontobel”). He joined Vontobel in 1994 as a co-portfolio manager of its international equity portfolios. Mr. Jain earned an MBA in Finance and International Business from the University of Miami in 1993. He also has a Master’s degree from the University of Ajmer and an undergraduate degree in Accounting.
James Anders, CFA, Senior Investment Analyst at GQG, serves as a Portfolio Manager of the Fund. Prior to joining GQG Adviser in 2017, Mr. Anders was a Senior Vice President and research analyst at Mercator Asset Management, where his regional research responsibilities included Benelux and Latin America. From 2008 to 2013, Mr. Anders served as a research analyst at Consilium Investment Management. Earlier in his career, he served as a Senior Analyst with SGS Asset Management from 2002 to 2008. Mr. Anders began his investment career in 1993, serving in a variety of investment roles with several boutique investment firms. Mr. Anders earned an MBA from Columbia Business School and an undergraduate degree in Economics from Hamilton College.
Brian Kersmanc, Senior Investment Analyst at GQG, serves as a Portfolio Manager of the Fund. Prior to joining GQG in 2016, Mr. Kersmanc spent six years at Jennison Associates, where he served most recently as an analyst on the Small/Midcap Equity Research team, focusing on a wide array of sectors from real estate equities including building products manufacturers, title insurers, and homebuilders to industrials competing in the aerospace and automotive end markets. Prior to Jennison, Mr. Kersmanc began his career at Brown Brothers Harriman in 2008. Mr. Kersmanc earned his MBA at Rutgers University and his BA in Economics from the University of Connecticut.
Sudarshan Murthy, CFA, Senior Investment Analyst at GQG, serves as a Portfolio Manager of the Fund. Prior to joining GQG in 2016, Mr. Murthy was a generalist analyst in Asian equities at Matthews International Capital from 2011 to 2016 and a sell-side research associate at Sanford C. Bernstein from 2010 to 2011. Earlier in his career, he held various operational roles in the IT services industry, including at Infosys from 2001 to 2006. Mr. Murthy earned an MBA from The Wharton School of Business at the University of Pennsylvania, where he graduated as a Palmer Scholar (top 5% of graduating class). He also received a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta and a Bachelor of Engineering from the National Institute of Technology, Surathkal, in India.
WCM Investment Management, LLC (“WCM”), is located at 281 Brooks Street, Laguna Beach, California 92651.  WCM is an independent, money management firm, founded in 1976.  WCM provides investment management and sub-advisory services to public as well as various institutional and sub-advised accounts.
Sanjay Ayer, CFA is a Portfolio Manager.  Mr. Ayer joined WCM in 2007. He is a member firm’s Investment Strategy Group (ISG) and his primary responsibilities include portfolio management and equity research. Prior to WCM, Mr. Ayer was an Equity Analyst at Morningstar, Inc. in Chicago from 2002 to 2006, where he covered the gaming, cruise and online travel industries.
Paul R. Black is a Portfolio Manager and CEO.  Mr. Black joined WCM in 1989 and previously served as WCM’s President and Co-CEO since December 2004. Mr. Black is a member of WCM’s Investment Strategy Group (“ISG”) and his primary responsibilities include portfolio management and equity research.
Peter J. Hunkel is a Portfolio Manager.  Mr. Hunkel joined WCM in 2007.  Mr. Hunkel has been a portfolio manager of the focused international growth strategy since December 2004.  Mr. Hunkel is a member of the firm’s ISG and his primary responsibilities include portfolio management and equity research. Prior to joining WCM, Mr. Hunkel served as Chief Operating Officer and Senior Portfolio Manager at Centurion Alliance from 2000 to June 2007.
Michael B. Trigg is a Portfolio Manager and President. Mr. Trigg joined WCM in 2005. Mr. Trigg is a member of the firm’s ISG and his primary responsibilities include portfolio management and equity research. Since he began his investment career in 2001, Mr. Trigg’s experience includes a position as equity analyst at Morningstar, Inc. in Chicago where, in addition to general equity analysis, he managed their Model Growth Portfolio.
Jon Tringale is a Portfolio Manager.  Mr. Tringale joined WCM in 2015.  His primary responsibility is portfolio management for WCM’s global, fundamental growth strategies. Since he began his investment career in 2008, Mr. Tringale’s experience includes positions as an Analyst, on the trading floor with Wedbush Securities, and as Vice President at Gerson Lehrman Group.  Mr. Tringale earned his B.S. (cum laude) in Finance from San Jose State University (California).
The SAI provides additional information about a portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund(s).
A discussion regarding the Board of Trustees’ basis for approving each sub-advisory agreement will be available in the Fund’s Annual Report for the period ended December 31, 2022.